UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30138 / July 17, 2012

In the Matter of

FRANKLIN ADVISERS, INC.
FRANKLIN TEMPLETON INTERNATIONAL TRUST
One Franklin Parkway
San Mateo, California 94403-1906

(File No. 812-13900)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2
UNDER THE ACT

Franklin Advisers, Inc. and Franklin Templeton International Trust filed an application on
May 4, 2011, and amendments to the application on December 28, 2011 and May 3, 2012,
requesting an order under section 6(c) of the Investment Company Act of 1940 (the "Act")
exempting applicants from section 15(a) of the Act and rule 18f-2 under the Act. The order
permits applicants to enter into and materially amend subadvisory agreements without
shareholder approval.

On June 18, 2012, a notice of the filing of the application was issued (Investment Company Act
Release No. 30105). The notice gave interested persons an opportunity to request a hearing and
stated that an order granting the application would be issued unless a hearing was ordered. No
request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by Franklin Advisers, Inc. and Franklin Templeton International Trust (File No. 812-13900) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary